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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2013

SEC FILE NUMBER
8-27897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEI INVESTMENTS DISTRIBUTION CO.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Freedom Valley Drive
(No. and Street)

Oaks	Pennsylvania	19456
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maxine J. Chou — (610) 676-1987
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name - *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street	Philadelphia	Pennsylvania	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

13014823

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently void OMB control number.

OATH OR AFFIRMATION

I, Maxine J. Chou, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEI INVESTMENTS DISTRIBUTION CO., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature Maxine J. Chou

Chief Financial Officer
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Ruth Montgomery, Notary Public
Upper Providence Twp., Montgomery County
My Commission Expires May 6, 2013
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

SEI Investments Distribution Co.

Statement of Financial Condition
December 31, 2012

pwc

SEI Investments Distribution Co.

Statement of Financial Condition
December 31, 2012

pwc

Independent Auditor's Report

To the Board of Directors of SEI Investments Distribution Co.:

We have audited the accompanying statement of financial condition of SEI Investments Distribution Co. as of December 31, 2012

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SEI Investments Distribution Co. at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 26, 2013

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7045
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

SEI Investments Distribution Co.
Statement of Financial Condition
December 31, 2012

(in thousands of dollars, except share data)

Assets	
Cash	$ 2,439
Cash segregated in compliance with federal and other regulations	1,000
Securities owned, at market value	20,460
Deposits with clearing organizations	100
Receivables from customers, net of allowance for doubtful accounts of $15	2,074
Fees receivable from affiliated funds	3,374
Fees receivable from non-affiliated funds	1,865
Receivable from affiliate	46
Receivable from clearing organizations	548
Deferred income tax asset	1,516
Other assets	497
Total assets	33,919
Liabilities and Shareholder's Equity	
Payable to customers	191
Distribution fees payable	1,128
Payable to parent	1,369
Payable to affiliates	3,310
Deferred taxes	299
Payable to clearing organizations	43
Securities sold not yet purchased, at market value	46
Accrued soft dollars	5,542
Other liabilities	791
Total liabilities	12,719
Commitments and contingences (Note 5)	-
Shareholder's equity	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1
Capital in excess of par value	20,309
Retained earnings	890
Total shareholder's equity	21,200
Total liabilities and shareholder's equity	$ 33,919

The accompanying notes are an integral part of this financial statement.

(in thousands of dollars)

1. Organization and Nature of Business

SEI Investments Distribution Co. (SIDCO or the Company) was incorporated in Pennsylvania in July 1981, and is a wholly owned subsidiary of SEI Investments Company (SEI or the parent). SIDCO is a broker registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and securities commissions in all fifty states, the District of Columbia, and Puerto Rico. SIDCO also distributes shares in various regulated investment companies (RICs).

2. Summary of Significant Accounting Policies

Revenue Recognition

SIDCO earns commissions on securities transactions executed on behalf of its clients. SIDCO records commissions on a trade date basis. Commissions earned and not received are recorded in Receivables from clearing organizations on the accompanying Statement of Financial Condition.

Distribution and shareholder servicing fees are recognized in the period in which the services are performed. Fees earned and not received are recorded in Fees receivable from affiliated and non-affiliated funds on the accompanying Statement of Financial Condition. Distribution and shareholder servicing fees are recorded net of payments made to other financial institutions for reimbursement of expenses incurred in connection with distribution assistance or provision of shareholder services.

SIDCO does not generate its own research. Rather, it provides a broad spectrum of third-party created research to allow its advisers the widest selection of research and brokerage services.

Research costs are recorded when incurred.

Cash Segregated in Compliance with Federal and Other Regulations

SIDCO maintains a special reserve bank account at a financial institution for the benefit of its customers. Cash of $1,000 on the accompanying Statement of Financial Condition has been segregated in this account in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

Securities Transactions

Securities owned and securities sold but not yet purchased are recorded at market value by using quoted market prices for exchange traded securities or dealer price quotations for actual or similar instruments.

To process securities transactions, SIDCO uses various clearing brokers on a fully disclosed basis. These clearing brokers are members of various stock exchanges and clearing organizations and are subject to the rules and regulations of such organizations, as well as those of the Securities and Exchange Commission.

Pursuant to the terms of the agreements between SIDCO and the clearing brokers, the clearing brokers have the right to charge SIDCO for losses that result from a counterparty's failure to fulfill its contractual obligations.

(in thousands of dollars)

As to the right to charge, SIDCO has no maximum amount and applies this right to all trades executed through the clearing broker. SIDCO believes there is no maximum amount assignable to this right. At December 31, 2012, SIDCO has recorded no liabilities with regard to the right. During 2012, SIDCO paid no amounts to the clearing brokers related to these guarantees.

Fair Value of Financial Instruments

The accounting standard for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting standard also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy describes three levels of inputs that may be used by the Company to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities without adjustment. The Company's Level 1 assets primarily include investments in mutual funds sponsored by SEI that are quoted daily.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment by management.

		Fair Value Measurements at Reporting Date Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market securties	$ 372	$ 372	$ -	$ -
Corporate Obligations	$ 505		505	
Commercial Paper	2,162		2,162	
Certificates of Deposit	2,524		2,524	
Government Obligations	14,897		14,897	
	$ 20,460	$ 372	$ 20,088	$ -

(in thousands of dollars)

Other U.S. Government Agency Securities and Investment Grade Commercial Paper

All of the Company's investments in U.S. government agency securities and investment grade commercial paper are held in accounts at well-established financial institutions. The Company's selection of a financial institution for the purpose of purchasing securities considered a number of various factors including, but not limited to, securities pricing policies and procedures utilized by that financial institution. Each financial institution utilizes the services of independent pricing vendors. These vendors utilize evaluated and industry accepted pricing models that vary by asset class and incorporate available trade, bid and other market information to determine the fair value of the securities. The market inputs, listed in approximate order of priority, include: benchmark yields, reported trade, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. The Company evaluated the information regarding the pricing methodologies and processes utilized by the independent pricing vendors during the selection process of the financial institution. The Company analyzed this information for the purpose of classifying the securities into the appropriate level within the fair value hierarchy and to ensure that each pricing model for each asset class provided the fair value of those specific securities in accordance with generally accepted accounting principles. The Company continually monitors the price of each security for any unanticipated deviations from the previously quoted price or deviations from anticipated changes in a security's price based upon an assessment of market factors and other factors relative to a specific issue expected to affect a security's price. In the event a security price changed in excess of management's pre-established tolerance levels, additional analysis is conducted which may include the comparison of the security's price as determined by other independent pricing vendors. The Company's investments in U.S. government agency securities and investment grade commercial paper have been recorded at the prices provided by the independent pricing vendor without adjustment.

Allowance for Doubtful Accounts
SIDCO provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The estimate is based on historical collection experience and a review of the current status of accounts receivable.

Fixed Assets
Fixed assets are recorded at historical cost. Depreciation and amortization of fixed assets are computed using the straight-line method over the estimated useful lives for financial accounting purposes, while accelerated methods are used for income tax purposes.

Accrued Soft Dollars
SIDCO offers soft dollar program services to its clients where SIDCO provides certain research and brokerage services. SIDCO makes soft dollar payments in accordance with the safe harbor for such payments under Section 28(e) of the Securities Exchange Act of 1934.Accrued soft dollars on the statement of financial condition include $5,542 of soft dollar liabilities owed to SIDCO's clients from securities transactions executed on their behalf.

Management's Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(in thousands of dollars)

3. Net Capital Requirements

As a registered broker-dealer, SIDCO is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "Rule"). SIDCO has elected the alternative method permitted by the Rule, which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2012, SIDCO had net capital of $14,333, which exceeded its minimum requirement by $14,083.

4. Income Taxes

SIDCO uses the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Management must make assumptions, judgments and estimates to determine our current provision for income taxes and also our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset.

The results of operations of SIDCO are included in the federal and unitary state income tax returns of SEI. In addition, SIDCO files separate returns in states which do not allow unitary filings. Deferred income taxes result from temporary differences between tax and financial accounting recognition of income and expense. SEI allocates income and expenses attributable to SIDCO which result in temporary differences and are included in the temporary differences below.

At December 31, 2012, SIDCO has net deferred income tax assets of $1,217. There is a valuation allowance against deferred tax assets in the amount of $1,373. The valuation allowance against deferred tax assets is related to limitations with regard to the Pennsylvania state net operating loss. At December 31, 2012, SIDCO has a state net operating loss carryforward of $70 million which, if unutilized, will expire in the years 2019-2023.

The tax effect of temporary differences representing deferred tax assets/liabilities is as follows:

Accruals and reserves not currently deductible for tax purposes	$ 7
Book/tax difference of recorded assets	(915)
Revenue recognized in different periods	34
Stock based compensation expense	1,196
State net operating loss carryforward	2,797
Valuation allowance on certain deferred tax assets	(1,373)
State tax	(529)
Net deferred tax asset	$ 1,217

The Company did not have any unrecognized tax benefit as of December 31, 2012.

SIDCO has a formal tax sharing allocation agreement with its parent, SEI Investments Company. The agreement provides that if SIDCO has taxable income, it will pay a tax liability equivalent to what SIDCO would have paid if it filed a separate income tax return for the year. If the separately calculated federal income tax return for SIDCO results in a tax loss, the current benefit resulting

(in thousands of dollars)

from such loss, to the extent utilizable on a separate return basis, will be accrued and paid to SIDCO.

5. Commitments and Contingencies

In the normal course of business, the Company is party to various claims and legal proceedings. The Company has been named as a defendant in certain putative class action complaints (the Complaints) related to leveraged exchange traded funds (ETFs) advised by ProShares Advisors, LLC. The first complaint was filed on August 5, 2009 and the subsequent cases were all consolidated in the Southern District of New York. The Complaints are purportedly made on behalf of all persons that purchased or otherwise acquired shares in various ProShares leveraged ETFs pursuant or traceable to allegedly false and misleading registration statements, prospectuses and statements of additional information. The Complaints name as defendants ProShares Advisors, LLC; ProShares Trust; ProShares Trust II, The Company, and various officers and trustees to ProShares Advisors, LLC; ProShares Trust and ProShares Trust II. The Complaints allege that SIDCO was the distributor and principal underwriter for the various ProShares leveraged ETFs that were distributed to authorized participants and ultimately shareholders. The Complaints allege that the registration statements for the ProShares ETFs were materially false and misleading because they failed adequately to describe the nature and risks of the investments and claim that the Company is liable for these purportedly material misstatements and omissions under Section 11 of the Securities Act of 1933. Defendants moved to dismiss the amended complaint filed by plaintiffs, and on September 7, 2012, the District Court for the Southern District of New York issued an opinion dismissing with prejudice the plaintiffs' amended complaint. Plaintiffs filed with the Second Circuit Court of Appeals a notice of appeal of the District Court's decision. Plaintiffs-appellants filed their brief on December 17, 2012 and later filed a corrected brief on January 3, 2013. The brief of defendants-appellees was filed on February 1, 2013. While the outcome of this litigation is uncertain given its early phase, The Compnay believes that it has valid defenses to plaintiffs' claims and intends to defend the lawsuits vigorously.

Because of the uncertainty of the make-up of the classes, the specific theories of liability that may survive a motion to dismiss, the lack of discovery regarding damages, causation, mitigation and other aspects that may ultimately bear upon loss, the Company is not reasonably able to provide an estimate of loss, if any, with respect to the foregoing lawsuits.

6. Related Party Transactions

As a wholly owned subsidiary of SEI, SIDCO is a party to various service agreements with affiliates of SEI. Accordingly, the financial position of SIDCO presented in the preceding financial statement may have differed from those obtained if such relationships did not exist at the period presented.

SIDCO is a party to Distribution Agreements with several Registered Investment Companies (RICs), which are advised and/or administered by SEI Investments Management Corporation (SIMC). SIDCO receives a fee from the affiliated RICs for distributing shares of the affiliated RICs. Fees receivable from affiliated funds amounted to $3,374 and are reflected on the accompanying Statement of Financial Condition. SIDCO pays SEI Private Trust Company (SPTC) a fee for its services pertaining to shareholder services for SEI Class Funds A shares. The SPTC payable of $2,293 for servicing fees is included in the payable to affiliates account on the accompanying Statement of Financial Condition.

(in thousands of dollars)

Certain costs are allocated by SEI and its affiliates to SIDCO which include: office space, medical premiums, payroll taxes, 401k match, insurance, accounting and legal services, management expense, marketing costs, human resources, server costs and telephone.

The net effect of intercompany transactions is reflected in Payable to parent and in Payable to affiliates on the accompanying Statement of Financial Condition. Under the Expense Allocation Agreement between SIDCO and SEI dated November 1, 2004, SIDCO is being billed monthly for services provided by SEI on its behalf.

SIDCO paid a $4,500 dividend to SEI on June 29, 2012 and a $4,000 dividend to SEI on December 26, 2012.

SIDCO has a royalty agreement with SEI Investments Developments, Inc., a wholly owned subsidiary of SIMC, whereby SIDCO pays SEI Investments Developments, Inc. an amount equal to 8% of the revenues derived from the use of the SEI trademark. The payable of $572 to SEI Investments Developments, Inc. from SIDCO has been recorded in the Payable to affiliates account on the accompanying Statement of Financial Condition.

Following completion of eligibility requirements, SIDCO employees are able to participate in the Capital Accumulation Plan (CAP), a SEI-sponsored employee benefit plan. CAP is a tax-qualified defined contribution plan which provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature. After satisfying certain requirements, participants are vested in employer contributions at the time the contributions are made. All SEI contributions are discretionary and are made from available profits.

SIDCO employees participate in a SEI stock option plan. SEI grants stock options to employees based on the fair market value of SEI's stock at the date of grant. All outstanding stock options have performance vesting conditions based on the attainment of certain earnings per share targets established at the date of grant. Earnings per share targets are calculated exclusive of stock-based compensation expense, net of tax. The first performance condition determines vesting of 50% of the options, and a second performance condition determines the vesting of the remaining 50% of the options. The performance conditions are measured annually on December 31. Options granted prior to 2006 also could vest in their entirety seven years from the date of grant. All options outstanding have a 10-year life. The Company believes that awarding stock options with performance-based vesting schedules better aligns the interests of stockholders and employees.

(in thousands of dollars)

SEI uses the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock options on the date of grant using an option-pricing model is affected by the price of SEI's common stock as well as other variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock exercise behaviors, risk-free interest rate and expected dividends. SEI uses historical data to estimate the variables used in the option-pricing model. ASC 718 also requires SEI to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. SEI uses historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest. Stock-based compensation is amortized over the requisite service periods of the awards, which are generally the vesting periods. The amount of stock-based compensation expense that is recognized in a given period is dependent upon management's estimates of when the diluted earnings per share targets are expected to be achieved. If this estimate proves to be inaccurate, the remaining amount of stock-based compensation expense could be accelerated or spread out over a longer period.

The weighted average fair value of the Company's stock options granted during 2012 were $6.73 using the following assumptions:

Expected term (in years)	6.75
Expected volatility	34.90 %
Expected dividend yield	2.69 %
Risk-free interest rate	1.03 %

This table presents certain information relating to the Company's stock option plans for 2012:

	Number of Shares	Weighted Average Price
Balance as of December 31, 2011	206,250	$ 20.18
Granted	24,000	22.45
Exercised	(21,125)	14.68
Expired or canceled	-	-
Balance as of December 31, 2012	209,125	$ 20.99
Exercisable as of December 31, 2012	67,000	$ 18.89

As of December 31, 2012, there were 67,000 shares exercisable. The expiration dates for options at December 31, 2012 range from December 16, 2016 to December 11, 2022 with a weighted average remaining contractual life of options outstanding is 6.3 years.

(in thousands of dollars)

This table summarizes information relating to all options outstanding at December 31, 2012:

	Options Outstanding at December 31, 2012			Options Exercisable at December 31, 2012		
Range of Exercise Prices Per Share	Number of Shares	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Contractual Life (Years)	Number of Shares	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Contractual Life (Years)
$14.62-$15.52	21,375	$ 14.66	4.8	8,750	$ 14.71	3.1
$15.77-$17.65	67,750	16.86	7.8	19,250	17.65	7.0
$18.00-$21.55	39,000	20.44	2.5	39,000	20.44	2.5
$22.45-$23.86	47,000	23.14	9.0	-	-	-
$27.03-$32.49	34,000	30.88	4.4	-	-	-
	209,125	20.99	6.3	67,000	18.89	3.9

Following completion of eligibility requirements, SIDCO employees are able to participate in a SEI employee stock purchase plan. The plan provides for offering of common stock to eligible employees at a price equal to 85% of the fair value at the end of the stock purchase period, as defined.

7. Concentration of Credit Risk

Brokerage commissions earned by SIDCO are received from various clearing brokers and remitted on a periodic basis, net of applicable clearing commissions, to SIDCO. In the event such brokers do not fulfill their obligations to the Company, SIDCO may be exposed to risk. The risk of default depends on the creditworthiness of each clearing broker. It is SIDCO's policy to review, as necessary, the credit standing of each clearing broker. SIDCO earns 75% of its brokerage commissions through one broker.

8. Fair Value of Financial Instruments

The fair value of our financial assets is determined in accordance with the fair value hierarchy established in the accounting standard for fair value measurements. Management believes that the fair value of the financial instruments recognized on the Statement of Financial Condition approximates their market value as such financial instruments are short-term in nature.

9. Subsequent Events

The Company performed an evaluation of subsequent events through February 26, 2013, which is the date the financial statements were made available to be issued.